UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission file number: 001-38170

NEWATER TECHNOLOGY, INC.

(Registrant's name)

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

1 Ruida Road, Laishan District, Yantai City

Shandong Province

People’s Republic of China 264000

(Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

Explanatory Note:

In December 2019, Newater Technology, Inc. (the “Company”), through its wholly-owned subsidiary Yantai Jinzheng Eco-Technology Co., Ltd. (“Jinzheng”) entered into a General Contract for Advanced Treatment Project BT (Build and Transfer) of Mine Water (the “Contract”) with Yulin Yuang Zhongneng Yuandatan Mining Co. Ltd. (“Yulin Mining”) for the treatment of coal mine wastewater runoff. Pursuant to Section 20.8 of the Contract, the parties contemplated that Jinzheng would establish a project company (“Contractor’s Project Company”) and the Contractor’s Project Company would be responsible for the obligations under the Contract. Accordingly, in December 2019 Jinzheng established a subsidiary, Yantai Jincai Eco-Technology Co., Ltd. (“Jincai”), and the Contract was assigned to Jincai (the “Contract Assignment”). The foregoing description of the Contract Assignment is qualified in its entirety by reference to the Contract Assignment, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Contract Assignment with Yulin Yuang Zhongneng Yuandatan Mining Co. Ltd

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWATER TECHNOLOGY, INC.

By:	/s/ Yuebiao Li
Yuebiao Li Chairman and Chief Executive Officer

Dated: April 6, 2020

3